FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                              06 March, 2008


                               File no. 0-17630


                          Director/PDMR Shareholding



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director/PDMR Shareholding



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.


1. Name of the issuer

CRH plc


2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

both (i) and (ii)



3. Name of person discharging managerial responsibilities/director


William I. O'Mahony



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

William I. O'Mahony


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William I. O'Mahony                                       583,735
Arnolda L. O'Mahony                                       242,057
AC Employee Benefit Trustees Limited                        2,006
Mourant & Co. Trustees Limited Acct 2023607 LOM            30,458

8 State the nature of the transaction


(i)    Exercise of options

(ii)   Acquired under employee share participation scheme



9. Number of shares, debentures or financial instruments relating to shares acquired

(i)     82,335

(ii)       528



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-


11. Number of shares, debentures or financial instruments relating to shares disposed

-


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

(i)            EUR12.6416
(ii)           EUR24.03



14. Date and place of transaction

(i) & (ii) 5th March 2008, Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

858,256 (including 30,458 Deferred Shares)


16. Date issuer informed of transaction

5th March 2008


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................









24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



6th March 2008



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).



both (i) and (ii)



3. Name of person discharging managerial responsibilities/director



Myles P. Lee



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Myles P. Lee



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Myles P. Lee                                         242,054
Louise Lee                                             6,686
AC Employee Benefit Trustees Limited                   2,006
Mourant & Co. Trustees Limited Acct 2023607 MPL       13,462





8. State the nature of the transaction



(i)            Exercise of share options

(ii)           Acquired under employee share participation scheme



9. Number of shares, debentures or financial instruments relating to shares acquired



(i)        10,000

(ii)          528



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



(i)            EUR17.2615

(ii)           EUR24.03



14. Date and place of transaction



(i) & (ii) 5th March 2008, Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



264,208 (including 13,462 Deferred Shares)



16. Date issuer informed of transaction



5th March 2008





If a person discharging managerial responsibilities has been granted options by the issue complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................





24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



6th March 2008



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market

Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the

Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the

Companies Act 1990; or  (iii) both (i) and (ii).



both (i) and (ii)



3. Name of person discharging managerial responsibilities/secretary



Angela Malone



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Angela Malone



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Angela Malone                                        35,345
AC Employee Benefit Trustees Limited                  2,003



8. State the nature of the transaction



Acquired under employee share participation scheme



9. Number of shares, debentures or financial instruments relating to shares acquired



528



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



EUR24.03



14. Date and place of transaction



5th March 2008, Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



37,348



16. Date issuer informed of transaction



5th March 2008



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



6th March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market

 Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and
(ii).



(i) a transaction notified in accordance with the Market Abuse Rules



3. Name of person discharging managerial responsibilities/director



Albert Manifold



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Albert Manifold



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them


Alibank Nominees Limited Acct A3903         2,849
Albert Manifold                               795
AC Employee Benefit Trustees Limited         2,006



8 State the nature of the transaction



Acquired under employee share participation scheme



9. Number of shares, debentures or financial instruments relating to shares acquired



528



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



EUR24.03



14. Date and place of transaction



5th March 2008, Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



5,650



16. Date issuer informed of transaction



5th March 2008



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification





Angela Malone
Company Secretary


Date of notification

6th March 2008



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).


 (i) a transaction notified in accordance with the Market Abuse Rules


3. Name of person discharging managerial responsibilities/director


Jack Golden



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Jack Golden



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them





Jack Golden                                  14,858

AC Employee Benefit Trustees Limited           2,004

8 State the nature of the transaction



Acquired under employee share participation scheme



9. Number of shares, debentures or financial instruments relating to shares acquired



528



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



EUR24.03



14. Date and place of transaction



5th March 2008, Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



16,862



16. Date issuer informed of transaction

5th March 2008



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification







Angela Malone

Company Secretary



Date of notification



6th March 2008



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS



All relevant boxes should be completed in block capital letters.



1. Name of the issuer



CRH plc



2. State whether the notification relates to (i) a transaction notified in accordance with the MarketAbuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

 (i) a transaction notified in accordance with the Market Abuse Rules



3. Name of person discharging managerial responsibilities/director



Liam Hughes



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



No



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Liam Hughes



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



Ordinary shares of EUR0.32 each



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



Liam Hughes                                  105

AC Employee Benefit Trustees Limited         931



8 State the nature of the transaction



Acquired under employee share participation scheme



9. Number of shares, debentures or financial instruments relating to shares acquired



528



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



-



11. Number of shares, debentures or financial instruments relating to shares disposed



-



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



-



13. Price per share or value of transaction



EUR24.03



14. Date and place of transaction



5th March 2008, Dublin



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



1,036



16. Date issuer informed of transaction



5th March 2008



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................

.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information



.....................................



24. Name of contact and telephone number for queries



Angela Malone

+353 1 6344340



Name and signature of duly designated officer of issuer responsible for making notification




Angela Malone
Company Secretary



Date of notification



6th March 2008








                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  06 March, 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director